SERVICING AGREEMENT

ADDENDUM TO SCHEDULE A

For its services under this Servicing Agreement, Calvert Shareholder Services, Inc. is entitled to receive from the Fund fees as set forth below:

Fund and Portfolio	Annual Account Fee*

Calvert Impact Fund, Inc. Calvert Global Water Fund	$8.00

*Account fees are charged monthly based on the highest number of non-zero balance accounts outstanding during the month.

Date: September 30, 2008